June 3, 2009

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Celeste Murphy
Ajay Koduri
Christy Adams
Terry French

Re:	Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-31293

Ladies and Gentlemen:

As set forth in an email to Christy Adams on June 2, 2009, on behalf of Equinix, Inc. please find attached as Exhibit A a draft of our proposed disclosures prepared for future filings in response to comments #1 and #2 in your letter to us dated May 29, 2009. The attachment represents our original income tax footnote incorporating edits we plan on making which address your comments. We expect to provide something similar to this in future filings. In addition, we will include a cross reference to this discussion in our MD&A disclosure on income taxes in future filings as well.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 513-7201.

Very truly yours,

/s/ Brandi Galvin Morandi
Brandi Galvin Morandi General Counsel and Secretary

cc:	Stephen M. Smith
Keith D. Taylor
Alan F. Denenberg, Esq.

Exhibit A

13.	Income Taxes

Income or loss before income taxes is attributable to the following geographic locations for the years ended December 31 (in thousands):

	2008	2007	2006
United States	$30,085	$(2,380)	$(7,990)
Foreign	(3,004)	(2,335)	1,656

Income (loss) before income taxes and cumulative effect of a change in accounting principle	$27,081	$(4,715)	$(6,334)

The provision for income tax consisted of the following components for the years ended December 31 (in thousands).

	2008	2007	2006
Current:
Federal	$—	$—	$(497)
State	(517)	(61)	(217)
Foreign	(1,302)	(107)	(62)

Subtotal	(1,819)	(168)	(776)

Deferred:
Federal	88,219	—	—
State	13,697	—	—
Foreign	4,360	(305)	337

Subtotal	106,276	(305)	337

Benefit (provision) for income taxes	$104,457	$(473)	$(439)

State taxes not based on income are included in general and administrative expenses and the amount was insignificant for the years ended December 31, 2008, 2007 and 2006.

The fiscal 2008, 2007 and 2006 income tax benefit (expense) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income (loss) as a result of the following for the years ended December 31 (in thousands):

	2008	2007	2006
Federal tax at statutory rate	$(9,478)	$1,650	$2,217
State taxes	(702)	(61)	(217)
Deferred tax assets generated in current year not benefited	(5,036)	(1,762)	(1,843)
Meals and entertainment	(74)	(54)	(48)
Stock option deduction	(672)	(456)	(326)
Change in valuation allowance	120,772	1,475	337
Disallowed executives’ compensation	(1,032)	(861)	—
Effect of tax settlement and rate change	(526)	(924)	—
FIN 48 reserve	(286)	—	—
Foreign rate differential	1,518	—	—
Other, net	(27)	520	(559)

Total tax benefit (expense)	$104,457	$(473)	$(439)

The Company has not provided for U.S. federal income and foreign withholding taxes on the undistributed earnings from non-U.S. operations as of December 31, 2008 because the Company intends to reinvest the earnings outside the U.S. for an indefinite period of time. If the Company were to distribute these earnings to the U.S. in the form of dividends or otherwise, the Company could be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set out below as of December 31 (in thousands):

	2008	2007
Deferred tax assets:
Depreciation and amortization	$60,983	$81,893
Reserves	22,765	18,507
Charitable contributions	73	47
Stock-based compensation	15,426	11,607
Unrealized (gain) loss	6,070	—
State tax	245	19
Net operating losses and credits	63,559	72,387

Gross deferred tax assets	169,121	184,460
Valuation allowance	(40,274)	(163,083)

Total deferred tax assets	128,847	21,377

Deferred tax liabilities:
Fixed assets fair value step-up	(13,656)	(19,163)
Intangibles	(16,614)	(21,765)

Total deferred tax liabilities	(30,270)	(40,928)

Net deferred tax assets (liabilities)	$98,577	$(19,551)

The $128,847,000 of deferred tax assets as of December 31, 2008 are attributable to the Company’s operations in the United States, Australia, Singapore and Europe. The $21,377,000 deferred tax assets as of December 31, 2007 are attributable to the Company’s operations in Singapore and Europe.

As a result of the IXEurope Acquisition and Virtu Acquisition, the Company recognized deferred tax liabilities in a number of European jurisdictions attributable to the identifiable intangibles and fixed assets fair value step-up that were recorded for the purchases. The Company’s deferred tax liabilities are included in other current liabilities and other liabilities on the accompanying consolidated balance sheets as of December 31, 2008 and 2007.

The Company’s accounting for deferred taxes under SFAS No.109 involves weighing positive and negative evidence concerning the realizability of the Company’s deferred tax assets in each tax jurisdiction. After considering primarily such evidence as the nature, frequency and severity of current and cumulative financial reporting losses, the sources of future taxable income and tax planning strategies, management concluded that a 100% valuation allowance was required in certain foreign jurisdictions. The valuation allowance is provided for the deferred tax assets, net of deferred tax liabilities, associated with the Company’s operations in certain jurisdictions located in the Company’s Asia-Pacific and European regions. The operations in these jurisdictions still have significant recent losses as of the end of 2008. As such, management does not believe these operations have established a sustained history of profitability and therefore the valuation allowance is necessary.

However, the Company released the valuation allowance against the deferred tax assets in the U.S. at the end of the fiscal year 2008. In reaching this decision, the Company assessed both the positive and negative evidence, which included the following:

Positive Evidence:

•

In the fourth quarter of 2008, the U.S. business achieved three year cumulative profitability. The U.S. profit before tax (“PBT”), as adjusted for permanent tax differences, was positive in 2007 and 2008. In the fourth quarter of 2008, the trailing 12 quarters of U.S. PBT, as adjusted for permanent tax differences, moved from a loss to a profit. Prior to the fourth quarter of 2008 the Company would have had a three year cumulative loss.

•

The U.S. business has transitioned from losses to profit as a result of the Company’s recurring revenue model and a cost structure which has a large base that is fixed in nature and generally does not grow in proportion to revenue growth. Once the U.S. business achieved a size sufficient to cover the fixed cost base, incremental revenue will principally contribute to the U.S. PBT. The U.S. business was profitable for every quarter in 2008.

•

In 2008, the U.S. business began utilizing its deferred tax assets because of its PBT, as adjusted for permanent items. Additionally, the net operating lossess can be carried forward for 20 years and the first year that the federal NOL’s begin to expire is 2019. The Company expects that in 2009 and thereafter that the U.S. business will be profitable, even after considering the effects of the financial crisis and credit crunch.

Negative Evidence:

•

The U.S. business had no history of annual profitability prior to 2008 since inception. The cumulative losses since inception are significant and the net operating loss carry forwards as of December 31, 2008 for federal purposes were approximately $148.0 million.

•

The Company does not see opportunities in its U.S. business that would allow the Company to implement any tax strategies to accelerate the recognition of taxable income and utilization of the net operating loss carryforwards.

When conducting the quantitative and qualitative analysis of all the positive and negative evidence listed above, the Company gave significant weight to the achievement of three years of cumulative profitability that was achieved in the fourth quarter of 2008, the improving trends for profitability from 2006 to 2008, the nature of the Company’s business, and the utilization of the U.S. deferred tax assets in 2008. Therefore the Company concluded that the positive evidence outwieghted the negative evidence and that it is more likely than not that the deferred tax assets will be realized. In addition, the Company also released the valuation allowance against the deferred tax assets in Australia, as the operations have been profitable every quarter in the three-year period. Upon evaluating the positive and negative evidence, management concluded it is more likely than not that the deferred tax assets will be fully realizable in its operations in Australia.

The Company did not provide valuation allowance for its operations in Singapore and Switzerland, as management does not believe that a valuation allowance is needed for these two jurisdictions given that both jurisdictions have a history of profitability for years. The Company released the valuation allowance against the deferred tax assets in Singapore in the fourth quarter of 2006.

Federal and state tax laws, including California tax laws, impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. In 2003, the Company conducted an analysis to determine whether an ownership change had occurred due to the significant stock transactions in each of the reporting years disclosed at that time. The analysis indicated that an ownership change occurred during the fiscal year 2002, which resulted in an annual limitation of approximately $819,000, for the net operating loss carryforwards generated prior to 2003 and therefore, the Company has substantially reduced its federal and state net operating loss carryforwards for the periods prior to 2003 to approximately $16,400,000. In addition, an ownership change under Section 382 of the Internal Revenue Code was triggered in September 2007 by the issuance of 4,211,939 shares of the Company’s common stock. However, the annual limitation associated with this ownership change is not meaningful due to the substantial market capitalization of the Company at the time of the ownership change. While a final determination has not been made, the Company does not expect that a Section 382 ownership change occurred in 2008.

The Company expects to pay a limited amount of tax for fiscal year 2009. The tax costs will be primarily limited to alternative minimum tax and California state income tax.

The Company had net operating loss carryforwards of approximately $148,000,000 and $168,000,000, respectively, for federal and state income tax purposes as of December 31, 2008. The net operating loss carryforwards expire, if not utilized, at various intervals from the years 2009 through 2028 as outlined below (in thousands):

Expiration Date	Net Operating Loss Carry Forwards
	Federal	States
2009 to 2011	$—	$20,000
2012 to 2014	—	7,000
2015 to 2017	—	44,000
2018 to 2020	12,000	55,000
2021 to 2023	35,000	12,000
2024 to 2026	34,000	12,000
2027 & thereafter	67,000	18,000

	$148,000	$168,000

The Company believes that the state net operating loss carryforwards expiring in the next few years will be utilized in 2009. Approximately $94,000,000 of the total net operating loss carryforwards is attributable to excess employee stock option deductions, the benefit from which will be credited to additional paid-in capital when subsequently utilized in future years. In addition, the Company’s foreign operations had approximately $148,000,000 of net operating loss carryforwards for local income tax purposes, of which approximately $29,700,000 expires, if not utilized, at various intervals from the years 2009 through 2017 while the rest of the foreign operating losses can be carried forward indefinitely.

The beginning and ending balances of the Company's unrecognized tax benefits are reconciled below (in thousands):

Unrecognized tax benefits as of December 31, 2006	$1,745
Gross increase related to prior year tax positions	627
Settlement	(206)

Unrecognized tax benefits as of December 31, 2007	2,166
Gross increase related to prior year tax positions	394
Settlement	(1,373)

Unrecognized tax benefits as of December 31, 2008	$1,187

The unrecognized tax benefits of $1,187,000 as of December 31, 2008, if subsequently recognized, will affect the Company’s effective tax rate favorably at the time when such a benefit is recognized. During fiscal year 2008, the Company reached a final agreement with a state in which it once operated to close an appeal filed by the Company in that state's tax court. The Company filed the appeal in 2006 to contest the decision made by the state auditor disallowing the refundable research and capital goods credits. As a result of the settlement, the total unrecognized tax benefit decreased by $1,373,000 for the year.

The Company’s income tax returns for all tax years remain open to examination by federal and state taxing authorities due to the Company’s net operating loss carryforwards. In addition, the Company’s tax years of 2003 through 2007 also remain open and subject to examination by local tax authorities in certain foreign jurisdictions in which the Company has major operations. There were no income tax audits during the year ended December 31, 2008.